UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2004

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Press Release
Offshore Systems International Ltd.
TSX:OSI | OTCBB:OFSYF

For Immediate Release

OSI REPORTS FIRST QUARTER
FISCAL 2004 FINANCIAL RESULTS

VANCOUVER, Canada, April 5, 2004 – Offshore Systems International Ltd. (OSI) (TSX: OSI, OTCBB: OFSYF) today announced its financial results for the first quarter ended February 29, 2004.

“It was an outstanding first quarter for the company, highlighted by a 13 per cent increase in revenues and a doubling of earnings per share over the comparable period last year,” said John Jacobson, President and CEO Offshore Systems International. “Our improved financial performance reflects the major contract win with the Royal Navy of the United Kingdom, where OSI is delivering software and services. With a significant increase in our total backlog* to more than $18 million at quarter end and good momentum in all areas of our business, we anticipate solid financial performance in fiscal 2004.”

Financial Highlights

For the first quarter of fiscal 2004, revenues increased 13% to $4.0 million, compared with $3.6 million in the same quarter last year. Earnings for the first quarter were $551,791, or $0.02 per diluted share, compared with earnings of $248,248, or $0.01 per diluted share, in the same period last year.

At February 29, 2004, the company had current assets of $10.5 million versus current liabilities of $2.2 million, which resulted in working capital increasing $0.2 million to $8.3 million. Cash and cash equivalents were $1.7 million at February 29, 2004, compared with $3.8 million at November 30, 2003.

The Company’s total backlog at the end of the first quarter was in excess of $18 million, including option backlog of $11.0 million. This compares with a total order backlog of $3.3 million at November 30, 2003, including option backlog of $2.5 million. Subsequent to February 29, 2004 the company recorded an additional $6.5 million in total orders, including $3.5 million of option backlog.

Operational Highlights

•	December 2003: Announced the delivery of developer tool kits and support for the COP-IDS® server platform. This is expected to extend the capabilities of third-party application developers and increase the availability of additional products for potential COP-IDS customers.

Offshore Systems International Ltd.
107 — 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

•	December 2003: The Canadian Navy awarded OSI an $800,000 follow-on contract for deployment of navigation systems on new training vessels, with deliveries to commence in April 2004.

•	January 2004: The Company announced a major fleet contract with the United Kingdom Royal Navy. OSI, as part of a successful teaming arrangement with Lockheed Martin UK and Kelvin Hughes Ltd., will begin to deliver ECPINS® software to the Royal Navy fleet in mid-2004. The total value of the contract, including long term maintenance and support and options for auxiliary systems, is approximately $17.5 million. Approximately $3 million will be realized in the first year of the contract. The balance of the contract represents options for additional product and services of $3.5 million, and maintenance and support over a 30-year period. Subsequent to quarter end, the Royal Navy exercised $4.8 million of options for maintenance and support, which is now included in firm backlog.

•	January 2004: The Company announced that it had signed a contract with Teekay Shipping Limited’s (Teekay) (NYSE:TK) operational headquarters in Vancouver. OSI will supply electronic navigation systems to Teekay with delivery and installation of up to 25 systems beginning in 2004.

•	February 2004: OSI Geomatics was awarded a contract for land mapping by the city of Corvallis, Oregon. OSI is the prime contractor, the tenth contract in which the company has secured prime contractor status, further enhancing its ability to successfully compete for larger agreements.

•	March 2004: The Company announced that its teaming partner, Nautronix Ltd., has signed the final prime contract to supply the Royal Australian Navy with a fleet installation of OSI’s ECPINS-M electronic chart navigation system. The total contract value to OSI Navigation Systems is approximately $8 million, $4.5 million of which will be realized over 12 to 18 months beginning in September 2004.

•	March 2004: The Naval and Ground Systems Division of Terma A/S, a leading systems integrator in military command and control applications, has integrated OSI’s COP-IDS software into their next generation of naval command and control systems. This system has been delivered to the Royal Danish Navy, successfully concluded sea trials and has been ordered by the Royal Danish Navy.

About Offshore Systems International Ltd.
Offshore Systems International Ltd (OSI) is a leader in electronic geography. The company’s core strengths lie in the ability to produce, manage and display many forms of geographic data. The company provides display systems and data for several defense, government and commercial customers. OSI conducts its operations through three business units: OSI Geomatics (data production and distribution), OSI Navigation Systems, and OSI Applications (products and services for command and control systems). OSI’s common shares are listed for trading on the Toronto Stock Exchange (TSX:OSI) and the OTC Bulletin Board (OTCBB: OFSYF). For more information please visit www.osil.com.

*Non-GAAP Definition

Total backlog, firm backlog and option backlog are non-GAAP measures that do not have a standardized meaning and are likely not comparable to similar measures presented by other issuers. These measures, also do not have a comparable GAAP measure. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog.

Forward-Looking Statements

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, OSI’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply.

Conference Call – First quarter 2004 financial results:

The conference call to discuss the first quarter 2004 financial results will take place on Tuesday, April 6, 2004 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time). To join the call, dial 416-405-9310 in Toronto or 1-877-211-7911 outside Toronto. Please call in prior to the scheduled start to secure a line; you will then be put on hold until the call begins. A taped replay of the conference call will be available until April 13, 2004 at 11:59 p.m. Eastern Time by calling 416-695-5800 in Toronto or 1-800-408-3053, passcode 3029261.

A live audio webcast of the conference call will be available at OSI’s website at www.osil.com/whatsnew.html. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to hear the webcast. Following the meeting, the webcast will be archived at www.osil.com for approximately 90 days.

For more information, please contact:

Michael O’Connor, Offshore Systems International Ltd.
Phone: 888-880-9797 or 604- 904-4627
E-mail: ir@osil.com

Craig Armitage, The Equicom Group Inc.
Phone: 416-815-0700 ext. 246
E-mail: carmitage@equicomgroup.com

Offshore Systems International Ltd. 107 – telephone: (604) 904-4600, fax: (604) 987-2555. ECPINS and COP-IDS are registered trademarks of Offshore Systems Limited. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.

Offshore Systems International Ltd. Selected Consolidated Financial Information (Unaudited) (Canadian dollars — Canadian GAAP)

Statement of Earnings Information	Three months ended
	(unaudited)
	February 29 2004	February 28 2003

Revenue	4,029,760	3,563,175

Earnings (loss) for the period	551,791	248,248

Basic earnings per share	0.02	0.01

Fully diluted earnings per share	0.02	0.01

Balance Sheet Information	February 29	November 30
	2004	2003
	(unaudited)	(unaudited)

Cash and cash equivalents	1,716,195	3,837,555

Working capital	8,292,690	8,071,926

Current assets	10,538,062	10,377,836

Total assets	12,131,976	11,728,257

Current liabilities	2,245,372	2,305,910

Long term debt	140,539	187,384

Total liabilities	2,385,911	2,493,294

Shareholders’ equity	9,746,065	9,234,963

Offshore Systems International Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended February 29, 2004

Forward-Looking Statements

Statements in this report, or any document filed by Offshore Systems International Ltd. (the “Company”) with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”) and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with Cdn GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

The following discussion and analysis provides a review of activities, results of operations and financial condition of the Company for the three months ended February 29, 2004 in comparison with those for the three months ended February 28, 2003. This discussion should be read in conjunction with the Company’s unaudited financial statements for the three months ending February 29, 2004, its 2003 Audited Financial Statements and the 2003 year end Management Discussion and Analysis of Financial Condition and Results of Operations.

Founded in 1977, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the New Zealand Royal Navy, the Royal Danish Navy and the United States Navy. In 2004, the Company will be deploying systems with the Royal Navy and the Royal Australian Navy.

In 2002, the Company expanded the business scope of its wholly owned subsidiary Offshore Charts Ltd. beyond production of electronic navigation charts to include production of land-based mapping products. The Offshore Charts Ltd. subsidiary was also renamed OSI Geomatics Ltd. to better reflect its business expansion. The Company’s U.S. subsidiary — Offshore Systems International Inc. was reactivated and renamed to OSI Geomatics Inc. to enter the U.S. mapping market. Collectively, the two subsidiaries form the Company’s new business unit - OSI Geomatics.

In February 2003, the Company announced the launch of a new product, Common Operational Picture — Image Display Server (“COP-IDS®”), a client server application that allows customers to integrate the Company’s mapping and imagery display technology into existing Command and Control (“C2”) systems rapidly and cost effectively. COP-IDS® facilitates the integration of information from multiple geo-spatial sources — such as land maps, nautical charts, aerial and space photo imagery and special military information — into a single fused display. COP-IDS® is designed to meet the emerging requirements of international fleets to be able to operate from and share common tactical data in the field. COP-IDS®; allows the Company’s customers to share data across C2 systems, regardless of which C2 applications systems are in use. COP-IDS® is a C2 product that addresses the needs of not only Navy applications but also Army, Air Force, Special Forces and joint forces applications.

Starting in the Company’s 2004 fiscal year, it added a new line of business - OSI Applications, which will develop software applications and tools for situational awareness. OSI Applications is a division of the Company’s subsidiary Offshore Systems Ltd. The Applications business unit provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness. The business unit’s initial product is Common Operational Picture — Integrated Display Server (COP-IDS®).

Overall Performance

Earnings

For the three months ended February 29, 2004, the Company had earnings of $551,791 or $0.02 per share on a basic and diluted basis.

The Company’s results for the three months ended February 29, 2004 were largely driven by the Company’s successful selection for the major fleet contract with the Royal Navy, as part of a successful teaming arrangement with Lockheed Martin UK and Kelvin Hughes Ltd.

Backlog

Total backlog as at February 29, 2004 is $18.0 million compared to $3.3 million at November 30, 2003. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Firm backlog as at February 29, 2004 was at $7.0 million compared to $0.9 million at November 30, 2003 and $2.3 million at February 28, 2003. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Option backlog as at February 29, 2004 was at $11.0 million compared to $2.4 million at November 30, 2003. Should our customers elect to exercise contract options or place orders against indefinite-quantity contracts, the option backlog converts to firm backlog.

The timing of the awarding of major contracts to the Company can significantly impact the Company’s total backlog position. Historically, major contracts that have been awarded to the Company have taken up to three years to finalize with the contracting process involving lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. The Company has continually pursued and will continue to pursue major contracts and as a result there could be large variations in its total backlog position from one fiscal quarter to another. The high firm backlog and option balances at February 29, 2004 were the result of the Company and its partners winning the Royal Navy tender.

Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows the contract to be terminated by the contracting government agency should future budget funding not be approved. The Company has included the full value of these contracts in total backlog as no evidence exists that the contracts would be terminated.

Risks and Uncertainties

Certain statements made in this report by the Company constitute forward-looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed below. If any of these events actually occur, they could have a materially adverse effect on the Company, its financial condition or results of operations.

We depend heavily on our government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative impact on our operations. The contract termination clauses are generally in favour of the Government Agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the Government Agencies.

The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on our operations. Also, we can give no assurance that we would be able to procure new government contracts to offset the revenues lost as a result of any termination of our contracts. As our revenues are dependent on our procurement, performance and payment under our contracts, the loss of one or more critical contracts could have a negative impact on our financial condition.

In addition, sales to the governments we work with may be affected by:
•	changes in procurement policies;
•	budget considerations;
•	changing concepts of national defence; and
•	political developments abroad.

The influence of any of these factors, which are largely beyond our control, could also negatively impact our financial condition.

We derive a significant amount of revenue from only a few customers. We depend on the international governments for a significant portion of our sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on our financial condition.

Approximately 83% of our revenue in the three months ended February 29, 2004 was from the U.S. Coast Guard, Royal Navy and Royal Australian Navy. Therefore, any significant disruption or deterioration of any of our relationships with these entities’ governments would significantly reduce our revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which we are not involved could have severe consequences for our results of operations.

Our product lines are not broadly diversified.

We derive and expect to derive a substantial majority of our revenue from navigational equipment sales. If customers do not purchase our products as a result of competition, technological change, budget constraints or other factors, we do not have other product categories that we could rely on to make up any shortfall in sales. As a result, our revenue could decrease and our business and operating results would be adversely affected.

We derive a significant portion of our revenues from international sales and are subject to the risks of doing business in foreign countries.

In the three months ended February 29, 2004, approximately 97% of our revenues were from international customers, including governmental customers: 22% from the United States and 75% from other international countries. We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to risks of doing business internationally, including those risks related to:
•	changes in regulatory requirements;
•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;
•	fluctuations in foreign currency exchange rates;
•	the complexity and necessity of using foreign representatives and consultants;
•	imposition of tariffs or embargoes, export controls and other trade restrictions; and
•	compliance with a variety of foreign laws.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our operations in the future.

We have established teaming relationships and strategic partnerships with international corporations to pursue major international government procurements, and our reputation and results of operations could be adversely affected by our inability to control their operations.

We rely on agreements with international corporations to assist us in pursuing contracts for major government procurements. We do not have assurance that these third parties will:
•	remain in business,
•	maintain the financial stability required to fulfill the requirements of these international procurements and
•	continue to consider the Company’s products in their business priorities.

There can be no assurance that we would be able to pursue and secure major international government procurements without these third parties.

Competition within our markets may reduce our procurement of future contracts and our sales.

The defence industry in which we operate is highly competitive. Our competitors range from smaller companies, which are primarily targeting the pleasure boat market, to large diversified corporations in the radar/marine equipment segment of the industry. Some of our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we have. There can be no assurance that we can continue to compete effectively with these companies.

Our future success will depend on our ability to develop new technologies that achieve market acceptance.

The defence market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to
•	identify emerging technological trends in our market;

•	develop and maintain competitive products;
•	enhance our products by adding innovative features that differentiate our products from those of our competitors; and
•	manufacture and bring products to market quickly at cost-effective prices.

We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for our products will develop or continue to expand as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing technology, which gains market acceptance in advance of our products. The possibility that our competitors might develop new technology or products might cause our existing technology and products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than our competitors, our revenues will decline and our business, financial condition and results of operations will be negatively affected.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.

Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, results of operations and financial condition.

We depend on offshore sub-contract labour in our geomatics and systems operations to maintain a competitive position in the geomatics and systems marketplaces.

Our geomatics and systems operations are highly dependent upon labour resources located outside North America. While we enter into sub-contract agreements with these suppliers, we cannot be sure that the labour resources will be available when we require them and at the levels we require them. Accordingly, maintaining our competitiveness will depend on a number of factors, including:

•	the geopolitical uncertainties specific to the home country of each sub-contractor,
•	the cultural compatibility between Canada and the home country of each sub-contractor,
•	the English language proficiency of the labour resources made available to us,
•	labour pool characteristics such as work ethic, education, skill level and attrition and
•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our geomatics and systems operations in the future.

We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.

Protecting our intellectual property rights is critical to our ability to compete and succeed as a company. We have trademark and copyright registrations, which are necessary and contribute significantly to the preservation of our competitive position in the market. There can be no assurance that any of these patents and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our employees, and enter into nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.

We depend on component availability and our key suppliers to manufacture and deliver our products and services.

Our operations are highly dependent on the timely delivery of materials by outside suppliers. While we enter into purchase agreements with a few of our suppliers, we cannot be sure that materials, components, and subsystems will be available in the quantities we require, if at all. If any of the suppliers fail to meet our needs, we may not have readily available alternatives. Our inability to fill our supply needs would jeopardize our ability to satisfactorily complete our obligations under our contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage to our reputation and relationships with our customers. All of these events could have a negative effect on our financial condition.

The unpredictability of our results may harm or contribute to the volatility of the trading price of our securities.

Our operating results may vary significantly over time for a variety of reasons, many of which are outside our control and any of which may harm our business. The value of our securities may fluctuate as a result of considerations that are difficult to forecast, such as:
•	the volume and timing of product orders received and delivered;
•	levels of product demand;
•	government spending patterns;
•	the timing of contract receipt and funding;
•	our ability and the ability of our key suppliers to respond to changes in customer orders;
•	the timing of our new product introductions and our competitors’ new product introductions;
•	the cost and availability of components and subsystems;
•	price erosion;
•	the adoption of new technologies and industry standards;
•	competitive factors, including pricing, availability and demand for competing products;
•	fluctuations in foreign currency exchange rates; and
•	regulatory developments.

We may pursue strategic relationships, investments and acquisitions. We may not be able to successfully manage our operations if we fail to successfully integrate the acquired technologies and/or businesses.

As part of our business strategy, we may expand our product offerings to include application software products that are complementary to our existing products. This strategy may involve technology licensing agreements, joint development agreements, investments or acquisitions of other businesses that offer complementary products. The risks that the Company may encounter in acquiring or licensing technology from third parties include the following:
•	difficulty in integrating the third party product with our products,
•	undiscovered software errors in the third party product,
•	difficulties in selling the third party product,
•	difficulties in providing satisfactory support for the third party product,
•	potential infringement claims from the use of the third party product and
•	discontinuation of third party product lines.

The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by us. Such risks may include the following:
•	issues related to product transition (such as development, distribution and customer support),

•	the substantial management time devoted to such activities,
•	the potential disruption of our ongoing business,
•	undisclosed liabilities,
•	failure to realize anticipated benefits (such as synergies and cost savings) and
•	the difficulty of integrating previously distinct businesses into one business unit.

We may require additional capital, in which case we may need to raise additional funds from lenders and equity markets in the future.

If our expenses exceed our revenues, we may choose to raise additional financing. In addition, we may choose to raise additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on our business performance. There can be no assurance that we will be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to us. If additional financing is raised by the issuance of shares, shareholders may experience dilution to their equity interest in us.

Our business could be adversely affected if we fail to manage our growth effectively.

If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our stock to fall. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of investors with respect to future operating results. To manage this growth we must, among other things, continue to:
•	improve our financial and management controls, reporting systems and procedures;
•	add and integrate new senior management personnel;
•	improve our licensing models and procedures;
•	hire, train and retain qualified employees;
•	control expenses;
•	diversify channel sales strategies; and
•	invest in our internal networking infrastructure and facilities.

We have committed funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.

Third parties may claim that we infringe their proprietary rights.

We potentially may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

We license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

We may not be able to protect our proprietary information.

We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

Our products may contain significant defects, which may result in liability and/or decreased sales.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected. This could delay the development or release of new products or new versions of products, or could adversely affect market acceptance of our products. End-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs. Should this occur, our business and operating results could be adversely affected.

Our products rely on third party software products and our reputation and results of operations could be adversely affected by our inability to control their operations.

Our products incorporate and use software products developed by other entities. We do not have assurance that such third parties will:
•	remain in business,
•	support our product lines,
•	maintain viable product lines and
•	make their product lines available to us on commercially acceptable terms.

Any significant interruption in the supply of such third-party technology could have a materially adverse effect on our business, results of operation, cash flows and financial condition.

Selected Information

Statement of Earnings	(Unaudited)		(Audited)
Information	For the three months ended		For the years ended November 30
	February 29,	February 28,
	2004	2003	2003	2002	2001
	$	$	$	$	$

Revenue	4,029,760	3,563,175	11,520,793	13,868,779	7,919,632

Gross profit	2,568,773	1,860,487	6,361,725	6,771,387	4,585,372

Gross profit percentage	63.7%	52.2%	55.2%	48.8%	57.9%

Earnings for the period	551,791	248,248	385,369	1,635,031	496,409

Basic earnings per share	0.02	0.01	0.01	0.06	0.02

Diluted earnings per share	0.02	0.01	0.01	0.06	0.02

Balance Sheet	(Unaudited)		(Audited)
Information	As at		As at November 30
	February 29,	February 28,
	2004	2003	2003	2002	2001
	$	$	$	$	$

Cash and cash equivalents	1,716,195	6,154,779	3,837,555	3,244,048	2,037,625

Working capital	8,292,690	7,231,951	8,071,926	4,449,492	2,848,151

Current assets	10,538,062	10,027,113	10,377,836	8,810,568	6,022,312

Total assets	12,131,976	11,930,172	11,728,257	10,766,438	7,375,007

Current liabilities	2,245,372	2,795,162	2,305,910	4,361,076	3,174,161

Long term debt	140,539	129,568	187,384	372,717	371,484

Total liabilities	2,385,911	2,924,730	2,493,294	4,733,793	3,545,645

Shareholders’ equity	9,746,065	9,005,442	9,234,963	6,032,645	3,829,362

The Company’s annual and quarterly results are primarily affected by the level, timing and duration of customer orders and customer product delivery requirements. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue, gross profit and earnings.

The fluctuations in revenue year over year were largely attributable to the substantial completion in fiscal year 2002 of the Canadian Department of National Defence contract awarded to the Company in fiscal year 2001, the Marinette Marine Corp. contracts to provide ECDIS systems for the U.S. Coast Guard Juniper class buoy tenders, and the substantial completion of the Danish Navy contract during FY2003.

The fluctuations in gross profit year over year were largely attributable to projects that include a large proportion of third-party systems or labour at low gross profit margins.

Results of Operations

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Three months ended
	February 29, 2004	February 28, 2003
Revenue
Software	74.3%	5.8%
Geomatics	17.8%	19.4%
Systems and system components	4.6%	72.5%
Other	3.2%	2.3%

	100.0%	100.0%

Cost of sales	36.3%	47.8%

Gross profit	63.7%	52.2%

Expenses
General and administrative	18.1%	19.5%
Research and development	11.5%	13.6%
Sales and marketing	19.7%	14.1%
Amortization	1.3%	1.5%
Interest	0.0%	0.0%
Foreign exchange loss	(0.6%)	3.8%
Technology Partnerships Canada royalty	1.2%	1.1%
Technology Partnerships Canada contribution	0.0%	(8.4%)

	51.2%	45.2%

Earnings from operations	12.5%	7.0%

Income tax recovery	1.1%	0.0%

Earnings for the period	13.7%	7.0%

Revenues

The Company’s core revenue stream is derived from four sources: Systems and system components, Software, Geomatics, and Other which includes system repairs and servicing, training and consulting. The Company’s principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System (“ECPINS®”), delivers the majority of the revenue.

The Company recognizes revenue from each source when earned in compliance with CDN GAAP. Certain revenues from projects for navigation systems are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. When it has been determined that a project or a project segment will generate a loss, the Company estimates that loss and books a reserve for the total expected loss on the project or project segment. Certain other systems revenues and revenues from navigation software are recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the Company to provide future services. Systems revenues under bill-and-hold arrangements, whereby revenues were recognized but goods have not been shipped, are recognized when the customer has substantial business purpose for ordering the goods on a bill-and-hold basis and the Company does not retain any specific performance obligations such that the earnings are not complete. Revenues from the sale of geomatics products are recognized when the products are delivered. Revenues from projects for geomatics services are recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project for each segment of the project. Revenues from systems components and other revenues are recorded at the time of delivery or as the services are provided.

Consolidated revenue for the three months ended February 29, 2004 was $4,029,760, compared with $3,563,175 for the three months ended February 28, 2003, an increase of 13%. The Company’s revenues are primarily affected by the level, timing and duration of customer orders and customer product delivery requirements. The Company depends heavily on government contracts and derives a significant amount of revenue from a few customers, which may result in varying revenue and margins. During fiscal year 2003 (“FY2003”), the Company continued and expanded its business development initiatives with prospective and existing customers. Some of the activities did not result in closing orders during FY2003 but may yield orders in subsequent fiscal years. The selection of the Company for the fleet-wide contract with the Royal Navy as part of a teaming arrangement with Lockheed Martin UK and Kelvin Hughes Ltd. is one example of this situation. The main customers for the Company’s products and services were the Royal Navy through Lockheed-Martin UK, the U.S. Coast Guard and the Royal Australian Navy through Nautronix Ltd. Revenue from these customers accounted for 83% of the consolidated revenue for the three months ended February 29, 2004.

A significant change in the Company’s revenue mix occurred in the three months ended February 29, 2004. Revenues during this period shifted to Software from Systems and system components. The revenue shift is the result of a change in the nature of contracts the Company entered into during the last fiscal quarter of 2003 and the first fiscal quarter of 2004. These contracts require the Company to deliver off-the-shelf or customized versions of its ECPINS® software. Historically, the Company’s contracts focused on the delivery of ECPINS® electronic chart navigation systems. Should this trend continue, the Company’s major revenue source will become ECPINS® software.

Segment Results

Revenue from the Navigation Systems business unit for the three months ended February 29, 2004 was $3,280,098, compared to $2,868,956 for the same period last year, an increase of $411,142 or 14%. This increase is the net of two factors — a decrease attributable to the substantial completion of two contracts, the Canadian Department of National Defence contract awarded to the Company in fiscal year 2001 and the Marinette Marine Corp. contracts to provide ECDIS systems for the U.S. Coast Guard Juniper class buoy tenders, and an increase attributable to the new Royal Navy contract.

Revenue from the Geomatics business unit for the three months ended February 29, 2004 was $721,344 compared to $694,219 for the same period last year, an increase of $27,125 or 4%. The business unit maintained revenue levels in the current fiscal year with that of the previous fiscal year. The first three to four months of the calendar year are generally the slowest period in the business cycle for the geomatics business unit.

The Company’s new business unit — Applications generated $28,318 in revenue for the three months ended February 29, 2004.

In all three business units, the Company continues to invest significant corporate, sales and marketing resources in identifying and pursuing new opportunities and contracts, both in its existing customer base and with new prospective customers.

Gross Profit

The Company’s gross profit increased $708,286 to $2,568,773 for the three months ended February 29, 2004 from $1,860,487 for the same period last year. Gross profit percentage increased to 63.7% from 52.2% period over period. The increase was attributable to the significant software-only revenue by the Navigation System business unit for the three months ended February 29, 2004. The increase is the result of the shift to delivering off-the-shelf or customized versions of its ECPINS® software from the delivery of ECPINS® electronic chart navigation systems. Should this change in revenue mix continue, the Company will continue to report gross margin percentages that are higher than those reported historically.

Segment Results

Gross profit from the Navigation Systems business unit for the three months ended February 29, 2004 was $2,396,046, compared to $1,609,411 for the same period last year, an increase of $786,635 or 49%. Gross profit percentage increased to 73.0% from 56.2% period over period. The increase was attributable to the significant software revenue for the three months ended February 29, 2004.

Gross profit from the Geomatics business unit for the three months ended February 29, 2004 was $153,759 compared to $251,076 for the same period last year, a decrease of $97,317 or 39%. Gross profit percentage decreased to 21.3% from 35.9% period over period. The decrease is the result of competitive nature of the geomatics market where customers are very price sensitive.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and general administrative expenses, net of interest and other income. G&A increased $35,629 for the three months ended February 29, 2004 to $730,073 from $694,444 in same period last year. The increase is primarily the result of increased public company costs in investor relations and directors and officers insurance. As a percentage of revenue, G&A decreased to 18.1% from 19.5% period over period. The Company continues to protect its Intellectual Property and its ability to conduct its businesses in an unrestricted manner through the appropriate avenues. These activities may result in increased G&A expenses in future periods.

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs and related overhead and facilities expenses. The Company expenses research and development costs in the period incurred unless, in the opinion of management, certain development costs meet the deferral criteria under

Canadian GAAP, in which case development expenditures are capitalized and amortized over the estimated life of the related products. To date, the Company has not capitalized any development costs.

The Company continued to invest in new product development in 2003. The Company believes that in order to maintain its technological capabilities, it must continue to develop existing products and introduce new high quality products that challenge and redefine the industry standards. R&D costs decreased $19,871 to $463,224 or 11.5% of revenue for the three months ended February 29, 2004, compared to $483,095 or 13.6% of revenue in the same period last year. The apparent decrease is the result of approximately $214,000 of R&D costs charged to direct costs to support the software customization required to meet the needs of specific customers. The actual increase in spending is the result of additional salaries and benefits for new staff to support the additional R&D activities related to the development of the recently released COP-IDS® product and the continuing development of the ECPINS® product.

In November of 1999, the Company announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC granted financial assistance to the Company to fund research and development activities. The maximum eligible repayable contribution is $4,000,177 over the period to March 31, 2003. As at November 30, 2003, the Company has claimed the full amount eligible under the TPC program. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the revenue of its subsidiary Offshore Systems Ltd. To November 30, 2003, the Company has accrued for future payment or paid royalties of $1,189,265. Royalty payments will continue until the cumulative royalties paid or payable to November 30, 2008 are at least $7,810,230 or until November 30, 2014.

Sales and Marketing Expenses

Sales and marketing (“S&M”) expenses consist primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased $291,626, or 58%, for the three months ended February 29, 2004 to $793,277 (19.7% of revenue) from $501,651 (14.1% of revenue) for the same period last year. The increase in expenses was the result of the Company’s increased level of business development activity relating to its expansion efforts into American, European and Asia-Pacific markets. These expansion efforts required the Company to hire additional S&M staff to pursue specific opportunities in these regions. The expansion effort targets the military agencies of Canada, NATO and other allies of Canada to increase the profile of the Company and its products through the establishment of marketing agreements with companies local to the targeted regions. Some of these activities may not result in closing orders during the current year but may yield orders in subsequent fiscal years.

Amortization

Total amortization decreased slightly to $52,066 from $54,614 for the three months ended February 28, 2003. The decrease reflects the dollar value and mix of fixed assets in the Company at February 29, 2004.

Interest

Interest expense increased to $268 from $250 for the three months ended February 28, 2003. The Company did not utilize its credit facility during the three months ended February 29, 2004.

Income Taxes

Based on the information available at the time of the issue of the unaudited financial statements for the three months ended February 29, 2004, the Company estimated that it will have sufficient taxable earnings in future years to utilize a portion of the Company’s $4,502,648 Canadian and $451,030 U.S. non-capital losses carried forward. As a result of this assessment, the Company recognized a future tax asset of $278,903 for the three months ended February 29, 2004. In accordance with Canadian GAAP, the Company provided a valuation allowance of $3,456,714 against the total future tax asset as it is not considered more likely than not that the remaining future tax asset will be recovered. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings

Consolidated net earnings for the three months ended February 29, 2004 were $551,791, or 13.7% of revenue, compared to $248,248 for the three months ended February 28, 2003, or 7.0% of revenue.

Summary of Quarterly Results

				Basic	Diluted
		Gross		Earnings	Earnings
	Revenue	Profit	Earnings	per Share	per Share
For the three months ended	$	$	$	$	$

February 29, 2004	4,029,760	2,568,773	551,791	0.02	0.02

November 30, 2003	2,724,438	1,630,781	323,756	0.01	0.01

August 31, 2003	2,275,153	1,176,211	(338,797)	(0.01)	(0.01)

May 31, 2003	2,958,027	1,694,246	152,162	0.00	0.00

February 28, 2003	3,563,175	1,860,487	248,248	0.01	0.01

November 30, 2002	4,058,028	1,882,968	519,179	0.02	0.02

August 31, 2002	2,697,781	1,552,578	536,535	0.02	0.02

May 31, 2002	3,827,452	1,694,925	311,465	0.01	0.01

February 28, 2002	3,285,518	1,640,916	267,852	0.01	0.01

For a discussion on the factors that affect the quarterly results, please refer to the section Selected Information.

Liquidity and Capital Resources

The Company strives to maintain cash-contributing profitable operations that provide an adequate liquidity and capital resource base for growth. Every business endeavour the Company develops or acquires targets a positive cash flow from the outset.

The Company believes that cash flow from operating activities, together with cash on hand and borrowings available under its revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. There can be no assurance that these resources will be adequate or that additional financing will be available to the Company.

At February 29, 2004, the Company had current assets of $10,538,062, current liabilities of $2,245,372 and a cash position of $1,716,195. Working capital increased $220,764 to $8,292,690 at February 29, 2004 from $8,071,926 at November 30, 2003 primarily through a combination of an increase in accounts receivable and a decrease in cash.

The Company has credit facilities consisting of an operating line, standby letters of credit and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. No borrowings against the operating line were outstanding as at February 29, 2004. The Company has issued standby letters of credit totalling US$127,000. The company has utilized the standby letters of credit to back certain performance obligations to our customers. The Company has entered forward exchange contracts in the amount of US$1,186,836. The Company utilizes its forward exchange contract facility to reduce its exposure to exchange rate movements.

Operating cash flow for the three months ended February 29, 2004, before changes in non-cash working capital items, was $583,725, compared with $352,863 for the three months ended February 28, 2003, a increase of $230,862. The Company’s higher earnings for the three months ended February 29, 2004 was the significant contributor to this increase.

Changes in non-cash working capital items for the three months ended February 29, 2004 were a usage of cash of $2,621,762 compared to usage of cash of $114,878 for the same period in 2003. Changes occurred in most non-cash working capital items between these two periods — all within the normal business activities of the Company. The largest change was to Accounts receivable which is the result of extended milestone terms that exist in certain contracts.

Net cash used by financing activities for the three months ended February 29, 2004 amounted to $40,689 compared a net cash provided of $2,702,500 for the same period in 2003. The issuance of preferred and common shares provided funds of $2,832,118 for the three months ended February 28, 2003 compared to $24,729 for the same period in 2004.

Cash used in investing activities totalled $42,634 for the three months ended February 29, 2004, compared with $29,754 for the same period in 2003. The increases are reflective of the increase in property, plant and equipment acquisitions.

As a result of the above mentioned changes, the net decrease in cash and cash equivalents amounted to $2,121,360 for the three months ended February 29, 2004 compared to an increase of $2,910,731 for the three months ended February 28, 2003.

The Company’s current ratio increased to 4.7:1 at February 29, 2004 compared to 4.5:1 at November 30, 2003.

Off-Balance Sheet Arrangements

Derivatives

The Company uses foreign exchange contracts to hedge transactions denominated in United States dollars. The fair value of these derivative instruments at February 29, 2004 is a liability of $41,237. For a discussion on these contracts, please see Note 9 of the Company’s non-audited financial statements for three months ended February 29, 2004.

Transactions with Related Parties

During the last three years, the Company did not enter into any transactions with its management, members of its Board of Directors or major shareholders.

Proposed Transactions

The Company has not proposed any asset or business acquisition or disposition.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Revenue

The Company is required to estimate the costs to complete certain systems and geomatics services contracts. Revenues from these contracts are recognized on the percentage-of-completion method measured by the percentage of costs incurred to total estimated costs to complete for each contract. When it has been determined that a contract will generate a loss for the Company, the Company estimates that loss and books a reserve for the total expected loss on the contract. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the revenues for these projects.

Future Income Taxes

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that may be included on the Company’s consolidated balance sheet. The Company recognizes future income taxes to the extent that their realizations are considered more likely than not and provides a valuation allowance against any remaining balance. The valuation allowance is based on the Company’s estimates of taxable income by jurisdiction in which it operates and the period over which its future tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

Stock-based Compensation

The company has established three stock option plans under which options to purchase common shares may be granted to directors, officers and employees of the company and to any other person or company permitted by the applicable regulatory authorities to purchase unissued common shares. The Company does not recognize a compensation expense when stock options are granted under stock option plans to employees and directors with no cash settlement features. However, direct awards of stock to employees, stock option and stock awards granted to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.

Inventory

The Company values its inventory at the lower of cost, determined on an average first in first out basis, and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions differ from those originally estimated by the Company, an additional inventory write-down may be required.

Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers is unable to make required payments. Management specifically analyses the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

Changes in Accounting Policies including Initial Adoption

The Company has not made or is not contemplating making any changes to its current accounting policies or has not adopted or is not contemplating adopting new accounting policies.

Financial Instruments and Other Instruments

Foreign Exchange Forward Contracts

The company uses foreign exchange forward contracts to hedge transactions denominated in United States dollars. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements, most significantly in the United States. At February 29, 2004, the Company had forward exchange contracts maturing in the following year to sell United States dollars in the amount of US$1,186,836. The exchange rates set in the forward exchange contracts ranged between $1.3047 to $1.4029 for US$1.00. The contracts mature between March and May 2004.

Other MD&A Requirements

Additional information is also contained in the Company’s Annual Report, including the financial statements, for the financial year ended November 30, 2003 and in the Company’s annual Information Form dated March 17, 2004. The information contained in those documents is hereby incorporated by reference. This and other additional information relating to the Company may be found on SEDAR at www.sedar.com. Also, copies of these documents will be provided to any person, on request to the Secretary of the Corporation at 107-930 West 1st Street, North Vancouver, British Columbia, Canada, V7P 3N4, telephone (604) 904-4600, fax (604) 986-4454.

Offshore Systems International Ltd.

Consolidated Financial Statements (unaudited)
(Prepared in accordance with Canadian Generally
     Accepted Accounting Principles)
February 29, 2004 and February 28, 2003
(expressed in Canadian dollars)

Offshore Systems International Ltd.	Canadian GAAP
Consolidated Balance Sheets (unaudited)
(expressed in Canadian dollars)

	February 29,	November 30,
	2004	2003
	$	$
Assets

Current assets
Cash and cash equivalents	1,716,195	3,837,555
Accounts receivable (note 2)	7,246,510	4,621,836
Inventory (note 3)	635,267	665,503
Prepaid expenses and deposits	345,461	430,419
Future tax assets	594,629	822,523

	10,538,062	10,377,836

Future tax assets	278,904	–

Property, plant, and equipment (note 4)	1,315,010	1,350,421

	12,131,976	11,728,257

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (note 5)	2,062,146	2,126,061
Billing in excess of revenues	44,385	45,907
Income taxes payable	4,899	–
Rent payable	133,942	133,942

	2,245,372	2,305,910

Accrued long term royalties	140,539	187,384

	2,385,911	2,493,294

Capital stock

Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which 10,000,000 shares are designated series A voting non-cumulative retractable convertible at a ratio of 1:1, 1% preference shares

100,000,000 Class B preference shares with a par value of $50 each, issuable in series of which 10,000,000 are designated series 1 voting cumulative convertible shares at a ratio of 1:45.5, 6% preference shares.

100,000,000 common shares without par value

Issued and outstanding
30,262 Class A preference shares – Series A (2003 – 30,262, note 6(b))	–	–
57,711 Class B preference shares – Series 1 (2003 – 61,244, note 6(c))	1,946,272	2,065,420
27,016,894 Common shares (2003 - 26,807,475, note 6(a))	18,678,823	18,508,498

	20,625,095	20,573,918

Warrants (note 6(c))	661,575	661,575

Additional Paid in Capital	43,050	43,050

Deficit	(11,583,655)	(12,043,580)

	9,746,065	9,234,963

	12,131,976	11,728,257

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.	Canadian GAAP
Consolidated Statement of Earnings and Deficit (unaudited)
For the periods ended February 29, 2004 and February 28, 2003
(expressed in Canadian dollars)

	February 29	February 28
	2004	2003
	$	$
Revenue
Software	2,993,263	205,377
Geomatics	718,733	692,194
Systems and system components	186,894	2,584,517
Other	130,870	81,087

	4,029,760	3,563,175

Cost of sales	1,460,987	1,702,688

Gross profit	2,568,773	1,860,487

Expenses
General and administrative	730,073	694,444
Research and development	463,224	483,095
Sales and marketing	793,277	501,651
Amortization	52,066	54,614
Interest	268	250
Foreign exchange loss (gain)	(24,741)	136,968
Technology Partnerships Canada royalty	48,926	39,223
Technology Partnerships Canada contribution	–	(298,006)

	2,063,093	1,612,239

Earnings from operations	505,680	248,248

Income tax recovery
Future income tax recovery	(278,903)	–
Current income tax expense	232,792	–

	(46,111)	–

Earnings for the period	551,791	248,248

Deficit – Beginning of year	(12,043,580)	(12,188,285)

Class B preference share dividends paid	(91,866)	–

Premium on purchase and cancellation of common shares	–	(16,593)

Deficit – End of year	(11,583,655)	(11,956,630)

Basic earnings per share	0.02	0.01

Diluted earnings per share	0.02	0.01

Weighted average number of common shares outstanding – basic	26,903,072	26,055,212

Weighted average number of common shares outstanding – diluted	30,190,199	29,792,653

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.	Canadian GAAP
Consolidated Statements of Cash Flows (unaudited)
For the periods ended February 29, 2004 and February 28, 2003
(expressed in Canadian dollars)

	2004	2003
	$	$

Cash flows from operating activities
Earnings for the period	551,791	248,248
Items not affecting cash
Amortization	78,045	82,565
Stock based compensation	–	22,050
Future tax assets	(46,111)	–

	583,725	352,863

Changes in non-cash working capital items
Accounts receivable	(2,624,674)	1,235,580
Inventory	30,236	506,673
Prepaid expenses and deposits	84,958	(48,067)
Accounts payable and accrued liabilities	(63,915)	(108,951)
Billings in excess of revenues	(1,522)	(1,456,964)
Long term royalties	(46,845)	(243,149)

	(2,621,762)	(114,878)

	(2,038,037)	237,985

Cash flows from financing activities
Issue of Common stock	51,177	9,128
Issue of Class B preference shares — Series 1 and warrants, net of issue costs	–	2,741,535
Class B preference share dividends paid	(91,866)	–
Share repurchases	–	(48,163)

	(40,689)	2,702,500

Cash flows from investing activities
Additions to property, plant, and equipment	(42,634)	(29,754)

Increase(decrease) in cash and cash equivalents	(2,121,360)	2,910,731

Cash and cash equivalents – Beginning of period	3,837,555	3,244,048

Cash and cash equivalents – End of period	1,716,195	6,154,779

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 29, 2004 and February 28, 2003
(expressed in Canadian dollars)

1	Basis of preparation

The accompanying interim unaudited consolidated financial statements include the accounts of Offshore Systems International Ltd. and its subsidiaries, collectively referred to as the company. These financial statements have been prepared by the company in Canadian dollars and in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to interim financial statements, applied on a consistent basis, except as described in Note 7 with respect to the accounting for stock-based compensation. Accordingly, they do not include all the information and footnotes required for compliance with GAAP in Canada for annual financial statements. These interim unaudited consolidated financial statements and notes thereon should be read in conjunction with the audited financial statements and notes included in the company’s Annual Report for the year ended November 30, 2003.

The preparation of these interim unaudited consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2	Accounts receivable

	February 29,	November 30,
	2004	2003
	$	$

Trade	1,761,206	1,691,685
Unbilled revenue	5,420,395	2,854,942
Other	64,909	75,209

	7,246,510	4,621,836

3	Inventory

	February 29,	November 30,
	2004	2003
	$	$

Materials and components	590,193	620,429
Finished goods	45,074	45,074

	635,267	665,503

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 29, 2004 and February 28, 2003
(expressed in Canadian dollars)

4	Property, plant, and equipment

	February 29, 2004
		Accumulated
	Cost	Amortization	Net
	$	$	$

Equipment	3,801,723	2,885,612	916,111
Computer software	733,777	427,965	305,812
Furniture and fixtures	126,534	88,386	38,148
Leasehold improvements	222,737	187,526	35,211
Licenses and patents	57,267	37,539	19,728

	4,942,038	3,627,028	1,315,010

	November 30, 2003
		Accumulated
	Cost	Amortization	Net
	$	$	$

Equipment	3,772,026	2,838,400	933,626
Computer software	721,250	401,909	319,341
Furniture and fixtures	126,534	86,378	40,156
Leasehold improvements	222,737	185,673	37,064
Licenses and patents	57,267	37,033	20,234

	4,899,814	3,549,393	1,350,421

5	Accounts payable and accrued liabilities

	February 29,	November 30,
	2004	2003
	$	$

Trade	1,093,965	1,171,353
Accrued liabilities	388,143	362,681
Accrued employee costs	484,224	408,592
Accrued royalties	95,814	183,435

	2,062,146	2,126,061

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 29, 2004 and February 28, 2003
(expressed in Canadian dollars)

6	Capital Stock

(a) Issued and outstanding Common shares

	February 29, 2004		November 30, 2003
	Number of		Number of
	common	Amount	Common	Amount
	shares	$	shares	$

Balance – Beginning of year	26,807,475	18,508,498	26,043,243	18,220,929

Issued during the year
Exercise of stock options	48,667	51,177	1,208,198	606,069
Class A preference shares converted	–	–	11,034	–
Class B preference shares converted	160,752	119,148	–	–
Common stock purchased and cancelled	–	–	(455,000)	(318,500)

Balance – End of year	27,016,894	18,678,823	26,807,475	18,508,498

(b) Class A preference shares

The company has 30,262 (November 30, 2003 — 30,262) Class A preference shares outstanding that have a nominal value for financial statement purposes. These Class A preference shares are being held in escrow and can be released subject to certain release provisions and obtaining approval from the appropriate regulatory authorities.

(c) Class B preference shares

The company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class B Series 1 preference share and 22.75 common share purchase warrants exercisable at $1.10. The preference shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. The company has the right to redeem the preference shares after five years. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire five years after issue. The private placement incurred share issue costs of $277,205. The gross proceeds were allocated between the preference shares and warrants based on their relative fair value at the date of issuance, with the value allocated to the warrants presented as additional paid in capital. The fair value of the preference share has been estimated based on the fair value of the underlying common stock. The fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%. During the first quarter of 2004, 3,533 preferred shares were converted into common shares at the ratio listed above.

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 29, 2004 and February 28, 2003
(expressed in Canadian dollars)

(d) Earnings per share

Basic earnings per share	2004	2003

Net earnings	$551,791	$248,248
Less: Class B preferred share dividends	43,283	–

Net earnings available to common shareholders	$508,508	$248,248

Weighted average number of common shares outstanding	26,903,072	26,055,212

Basic earnings per share	$0.02	$0.01

Diluted earnings per share
Net earnings	$551,791	$248,248
Less: Class B preferred share dividends	43,283	–

Net earnings available to common shareholders	$508,508	$248,248

Weighted average number of common shares outstanding	26,903,072	26,055,212
Dilutive effect of Class A preference shares – Series A	30,262	30,262
Dilutive effect of Class B preference shares – Series 1	2,625,851	2,786,602
Dilutive effect of stock options	631,014	920,577

Adjusted weighted average number of common shares outstanding	30,190,199	29,792,653

Diluted earnings per share	$0.02	$0.01

(e) Normal course issuer bid

In January 2003, the Company received approval for a normal course issuer bid that entitles the Company to repurchase up to 1,300,000 common shares for cancellation between January 16, 2003 and January 15, 2004. The purchases are made on the open market.

During the period January 16, 2003 to January 15, 2004 the Company purchased 455,000 of its common shares under the normal course issuer bid at an average cost of $1.11 per share for an aggregate consideration of $505,681. The amount by which the cost of reacquiring the shares exceeded the average carrying value has been charged to the deficit.

7	Stock based compensation

Effective December 1, 2002 the Company adopted CICA 3870 Stock-based Compensation and Other Stock-based payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after December 1, 2003. The Company has chosen to recognize compensation when stock options are granted to employees and directors under stock option plans with no cash settlement feature starting in the current fiscal year. For the three months ended February 29, 2004, the company did not grant options to its employees and directors. Direct awards of stock to employees, stock option and stock awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. Had compensation expense for the 2003 grants been determined based on the fair value at the grant date consistent with the provisions of CICA 3870, the Company’s earnings and earnings per basic and diluted share would have been adjusted to the pro forma amounts indicated below:

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 29, 2004 and February 28, 2003
(expressed in Canadian dollars)

	February 29,	February 28,
	2004	2003
	$	$

Earnings for the year	551,791	248,248
Additional compensation expense	6,300	359,224

Pro forma net earnings (loss)	545,491	(110,976)

Pro forma basic earnings (loss) per share	0.02	0.00

Pro forma diluted earnings (loss) per share	0.02	0.00

The pro forma compensation expense reflected above has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 2.6% and 2.9%; (ii) expected volatility between 45% and 114%; (iii) an estimated average life of 1 to 5 years; and (iv) an expected dividend yield of 0%.

The weighted average fair value of the options granted during the period ended February 28, 2003 was $0.52 per option.

8	Segmented information

The company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 2 of the company’s audited financial statements for the year ended November 30, 2003

	February 29, 2004
	Navigation	Applications	Geomatics	Total
	Systems	$	$	$
	$

Revenue	3,280,098	28,318	721,344	4,029,760
Gross profit	2,396,046	18,968	153,759	2,568,773
Technology Partnerships Canada — net	–	–	–	–
Interest expense	191	–	77	268
Income tax recovery	(46,111)	–	–	(46,111)
Net earnings	970,291	(311,300)	(107,200)	551,791
Property, plant and equipment expenditures	37,010	2,480	3,144	42,634
Amortization	54,800	77	23,168	78,045

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 29, 2004 and February 28, 2003
(expressed in Canadian dollars)

	February 28, 2003
	Systems	Geomatics	Total
	$	$	$

Revenue	2,868,956	694,219	3,563,175
Gross Profit	1,609,411	251,076	1,860,487
Technology Partnerships Canada — net	(258,783)	–	(258,783)
Interest expense	–	250	250
Income tax recovery	–	–	–
Net earnings	230,489	17,759	248,248
Property, plant and equipment expenditures	19,067	10,687	29,754
Amortization	58,699	23,866	82,565

	February 29, 2004
	Systems	Geomatics	Total
	$	$	$

Total assets employed	10,286,904	1,840,394	12,127,298

	November 30, 2003
	Systems	Geomatics	Total
	$	$	$

Total assets employed	10,103,117	1,625,140	11,728,257

Geographically, revenues reported are based on the location of the company’s customers.

	February 29,	February 28,
	2004	2003
	$	$

Europe	2,065,021	1,111,420
Australia/New Zealand	948,263	–
United States	895,593	1,604,794
Canada	120,883	846,961

Total	4,029,760	3,563,175

Geographically, property, plant and equipment are reported based on location. At February 29, 2004 and November 30, 2003, all of the company’s property, plant and equipment was located in Canada.

Offshore Systems International Ltd.	Canadian GAAP
Notes to the Consolidated Financial Statements (unaudited)
February 29, 2004 and February 28, 2003
(expressed in Canadian dollars)

9	Financial instruments

Fluctuations in foreign currency exchange rates

The company enters into transactions denominated in U.S. dollars and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the U.S. dollar relative to its functional currency, the Canadian dollar.

The company uses foreign exchange forward contracts to hedge transactions denominated in United States dollars. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements, most significantly in the United States. At February 29, 2004, the Company had forward exchange contracts maturing in the following year to sell United States dollars in the amount of US$1,186,836. The exchange rates set in the forward exchange contracts ranged between $1.3047 to $1.4029 for US$1.00. The contracts mature between March and May 2004.

The fair value of derivative instruments generally reflects the estimated amounts that the company would receive or pay to settle the contracts at February 28, 2004. The fair value of the above derivative financial instruments was a liability of $41,237.

10	Reclassifications

Certain balances for the three months ended February 28, 2003 have been reclassified to conform to the presentation adopted for the current period.

11	Subsequent Events

On March 4, 2004, the company announced that its teaming partner, Nautronix Ltd, has signed the final prime contract to supply the Royal Australian Navy with a fleet installation of the Company’s ECPINS®-M electronic chart navigation system. Delivery of software licenses and some hardware installations begins in September 2004. The total contract value, including delivery of further hardware, training and the support services necessary for additional installations, is approximately CDN $8 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	” John A. Jacobson”

Title: President & CEO

Date: April 5, 2004